Exhibit 99.1

IMPERIAL TOBACCO GROUP PLC

2 April 2007

COMPLETION OF THE ACQUISITION OF COMMONWEALTH BRANDS

Imperial Tobacco Group PLC is pleased to announce that, with all conditions precedent having being satisfied, it has duly completed the acquisition of CBHC Inc, trading as Commonwealth Brands.

Commonwealth Brands, based in Kentucky, is the fourth largest cigarette manufacturer in the United States of America, with 3.7 per cent of the 376 billion US cigarette market. The Company employs around 720 people and has a factory in North Carolina which currently manufactures around 14 billion cigarettes a year.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said: “I am delighted that we have concluded the approvals process for our acquisition of Commonwealth Brands.

“We are targeting around £50 million additional profit in the US in 2009 through the launch of further brands and products.  As well as providing an enhanced operating platform, the acquisition provides us with access to the North American Free Trade Agreement region which will help us to be more competitive when developing our presence in Canada and Mexico, where we have recently launched Davidoff cigarettes.”

Commonwealth Brands manufactures and sells five high quality discount cigarette brands across the US and in Puerto Rico, which together account for 13.2 per cent of the discount segment. The two key brands are USA Gold and Sonoma. USA Gold is the eighth best-selling cigarette brand in the US and Sonoma the fourteenth. Commonwealth Brands’ other cigarette brands are Montclair, Malibu and Riviera.

Commonwealth Brands is also the exclusive distributor of Bali fine cut tobacco and McClintock make your own products in the US, which are manufactured by Peter Stokkebye in Denmark.

ENDS

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 31 manufacturing sites. Imperial Tobacco Group currently sells papers and tubes in the US through its subsidiary Robert Burton Associates, based in New Jersey.

ENQUIRIES

Alex Parsons	John Nelson-Smith
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Manager
Tel +44 (0)7967 467241	Tel +44 (0)117 933 7032

Copies of our announcements are available on our website:  www.imperial-tobacco.com